May 16, 2006

United States Securities and Exchange Commission Corporate Finance 100 F Street N.E. Washington, DC 20549-3561	VIA EDGAR

Attn:	Michael Fay, Branch Chief Patrick Kuhn Joe Foti

RE:	Spartan Motors, Inc. Response to Comment Letter Dated April 5, 2006 File No. 000-13611

Dear Mr. Fay:

          We have received your letter dated May 4, 2006 regarding our response to your comments on the Annual Report on Form 10-K of Spartan Motors, Inc. (the "Company"). For the convenience of the Staff, we have set forth your comment in full and the Company's response thereto immediately follows.

Management's Discussion and Analysis, page 16

1.

Your response to our prior comment 7 is unpersuasive with respect to paragraph 37 of FAS 131. Your Form 8-K furnished on April 27,2006 appears to indicate that Crimson Fire, Crimson Fire Aerials, and Road Rescue are separate brands with their own market niches. Therefore it appears the disclosures under paragraph 37 of FAS 131 apply with respect to the revenues attributable to each of your brands. Each brand appears to be the appropriate basis for disclosure since, as you disclosed on your Form 8-K furnished on April 27, 2006 your brands are known for their market niches.

Response:

          The Company currently discloses sales for its two business segments: the chassis business segment and the emergency vehicle or EVTeam segment. As we explain in our Annual Report on Form 10-K, the principal markets for the chassis segment are fire truck, motorhome, and specialty vehicles (such as military vehicles). The EVTeam segment consists of three subsidiaries that manufacture emergency vehicle bodies. We believe that further disaggregation of emergency vehicle or EVTeam segment sales is neither required under SFAS 131 nor helpful to our investors for the following reasons. First and foremost, all three brands serve the same

U.S. Securities and Exchange Commission
May 16, 2006

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type of customer: governmental providers of emergency services. More narrowly, all three brands primarily serve local fire departments. Furthermore, Crimson Aerials does not sell to external customers at all. It sells its products exclusively to Crimson Fire, who then sells to external customers. Under paragraph 37 of FAS 131, only revenues from external customers must be reported.

          While the three brand names are differentiated for marketing purposes, the products, customers, and markets are substantially the same. Paragraph 37 of FAS 131 states that an "enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so" (emphasis added). The Company believes it has complied with Paragraph 37 by reporting revenues for Crimson Fire, Crimson Aerials, and Road Rescue collectively because the three brands comprise a group of similar products and services (i.e., custom emergency vehicles for purchase primarily by fire departments). The brands themselves do not occupy sub-niches within the highly specialized emergency vehicle market niche.

          As you note in your letter, our Report on Form 8-K on April 27, 2006 states that Spartan, Crimson Fire, Crimson Fire Aerials, and Road rescue are known in their market niches. The Company stands by this statement, but wishes to emphasize that this sentence refers to only two niches: the chassis business segment (i.e., Spartan), and the emergency vehicle segment (i.e., the entire EVTeam segment, which consists of the three brands serving the emergency vehicle market niche). We acknowledge that the syntax of this sentence is unclear and could be read to suggest that each individual brand serves a separate market niche. That is incorrect, as Spartan serves one niche in the emergency vehicle market and the three EVTeam brands collectively serve the same market niche and customer type. In future communications to our investors and the public, the Company will be more explicit about the fact that the Crimson Fire, Crimson Aerials, and Road Rescue all serve the same market niche.

          For the foregoing reasons, we believe that the Company has complied with FAS 131, and we do not believe that further disaggregation of EVTeam sales would provide meaningful disclosure to the Staff or our investors.

          I hope that these responses satisfy the comments addressed by the Staff. If you have any questions regarding the Company's responses to your comments, please contact me at (517) 543-6400.

Sincerely,

/s/ James W. Knapp

James W. Knapp Chief Financial Officer